Exhibit 99.(a)(5)(c)

Tucows Inc. Announces Preliminary Results of Dutch Tender Offer

October 20th, 2010

TORONTO, Oct. 20 — Tucows Inc. (NYSE AMEX:TCX, TSX:TC) a global provider of domain names, email and other Internet services, announced today the preliminary results of its modified “Dutch auction” tender offer, which expired at 5:00 p.m., New York City time, on October 19, 2010. Tucows expects to purchase 3,885,851 shares of its Common Stock at a purchase price of $0.70 per share, for a total of $2,720,096. The 3,885,851 shares expected to be purchased are comprised of the 2,900,000 shares Tucows offered to purchase and 985,851 shares to be purchased pursuant to Tucows right to purchase up to an additional 2% of the shares outstanding immediately prior to the commencement of the tender offer. Tucows intends to fund the repurchase of all 3,885,851 shares from available cash.

Based on a preliminary count by StockTrans, Inc., 3,885,851 shares were properly tendered at prices at or below the purchase price, making the tender offer oversubscribed by 985,851 shares, or approximately 34%. All shares purchased in the tender offer will receive the same price.

The price per share is preliminary and subject to verification by StockTrans, Inc., the depositary for the tender offer. The actual price per share will be announced promptly following completion of the verification process. After the determination of the actual price per share, the depositary will issue payment for the shares accepted under the tender offer and return all shares not accepted.

Tucows commenced the tender offer on September 17, 2010, when it offered to purchase up to 2,900,000 shares of its Common Stock at a price within the range of $0.61 to $0.70 per share, net to the seller in cash, without interest.

As a result of the completion of the tender offer, Tucows expects to have approximately 53,476,000 shares issued and outstanding as of the time immediately following payment for the tendered shares.

About Tucows

Tucows is a global Internet services company. OpenSRS manages over ten million domain names and millions of email boxes through a reseller network of over 10,000 web hosts and ISPs. Hover is the easiest way for individuals and small businesses to manage their domain names and email addresses. YummyNames owns premium domain names that generate revenue through advertising or resale. Butterscotch.com is an online video network building on the foundation of Tucows.com. More information can be found at http://tucowsinc.com

This news release contains, in addition to historical information, forward-looking statements related to the proposed tender offer, including the timing, purchase price per share in the tender offer, total number of shares to be purchased under the proposed tender offer and the process for the proposed tender offer. Such statements are based on management’s current expectations and are subject to a number of uncertainties and risks, which could cause actual results to differ materially from those described in the forward-looking statements. Information about potential factors that could affect Tucows’ business, results of operations and financial condition is included in the Risk Factors sections of Tucows’ filings with the Securities and Exchange

Commission. All forward-looking statements included in this document are based on information available to Tucows as of the date of this document, and except to the extent Tucows may be required to update such information under any applicable securities laws, Tucows assumes no obligation to update such forward-looking statements.

TUCOWS is a registered trademark of Tucows Inc. or its subsidiaries. All other trademarks and service marks are the properties of their respective owners.

For further information: Lawrence Chamberlain, The Equicom Group for Tucows Inc., (416) 815-0700 ext. 257, lchamberlain@equicomgroup.com